Investor Presentation
July 2008
Creating a New Global Leader in
Semiconductor Solutions for
Next-Generation Converged
Wireline / Wireless Networks
Filed by TranSwitch Corporation
Pursuant to Rule 425 under the
Securities Act of 1933 and deemed
Filed pursuant to Rule 14a-12 of
The Securities Exchange Act of 1934
Subject Company: Centillium Communications, Inc.
Commission File No.: 000-30649

Information set forth in this communication contains forward-looking statements, which involve a number of risks and uncertainties. Such forward-looking statements include, but are not limited to, statements about the timing of the completion of the transaction, the anticipated benefits of the transaction, including future financial and operating results and estimated cost savings and synergies, and other statements that are not historical facts. TranSwitch and Centillium caution readers that any forward-looking information is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking information due to various risks and uncertainties.
These include risks and uncertainties relating to: the parties’ potential inability to complete the transaction because conditions to the closing of the transaction may not be satisfied; the risk that the businesses will not be integrated successfully and without delay; the risk that the transaction may involve unexpected costs or unexpected liabilities;
uncertainties concerning the effect of the transaction on relationships with customers, employees and suppliers of either or both companies; risks associated with downturns in economic conditions generally and in the telecommunications and data communications markets and the semiconductor industry specifically; risks in product development and market acceptance of, and demand for, both companies products and products developed by the companies’ customers; risks relating to TranSwitch's indebtedness; risks of failing to attract and retain key managerial and technical personnel; risks associated with foreign sales and high customer concentration; risks associated with competition and competitive pricing pressures; risks associated with investing in new businesses; risks of dependence on third-party VLSI fabrication facilities; risks related to intellectual property rights and litigation; risks in technology development and commercialization. The risks included above are not exhaustive. The annual reports on Form 10-K, the quarterly reports on Form 10-Q, current reports on Form 8-K, any amendments thereto, and other documents TranSwitch and Centillium have filed and will file with the SEC contain additional factors that could impact the company’s businesses and financial performance. TranSwitch and Centillium expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any such statements to reflect any change in expectations or any change in events, conditions or circumstances on which any such statement is based.

Important Information for Investors and Stockholders
TranSwitch expects to file a SEC Registration Statement on Form S-4, and TranSwitch and Centillium will file a proxy statement/prospectus with the SEC, in connection with the proposed merger. TRANSWITCH AND CENTILLIUM URGE
INVESTORS AND STOCKHOLDERS TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES
AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED BY EITHER PARTY WITH THE SEC BECAUSE THEY
WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders will be able to obtain the proxy statement/prospectus and other documents filed with the SEC free of charge at the website maintained by the SEC at
www.sec.gov. In addition, documents filed with the SEC by TranSwitch will be available free of charge on the investor relations portion of the TranSwitch website at www.transwitch.com. Documents filed with the SEC by Centillium will be available free of charge on the investor relations portion of the Centillium website at www.centillium.com.
Participants in the Solicitation
This communication is not a solicitation of a proxy from any security holder of Centillium. However, Centillium, and certain of its directors and executive officers, may be deemed participants in the solicitation of proxies from the stockholders of Centillium in connection with the merger. The names of Centillium's directors and executive officers and a description of their interests in
Centillium (including their ownership of Centillium stock) are set forth in the proxy statement for Centillium's 2008 annual meeting of stockholders, which was filed with the SEC on April 29, 2008. Investors and stockholders can obtain more detailed information regarding the direct and indirect interests of Centillium's directors and executive officers in the merger by reading the definitive proxy statement/prospectus when it becomes available.

A Winning Combination that Creates a
New Global Communications IC Leader!
•
Increased Scale
•
$10.5 Million of Identified Synergies
•
Improved Profitability and Operating Leverage
•
Strong Position in High Growth Segments: Carrier
Ethernet, Broadband Access, VoIP and PON
•
Major Beneficiary of High Profile Global Projects: UK,
Korea, China, India and now Japan

Excellent Strategic Fit! • “Right sized” relative to each other • Both are in high-growth markets • Complementary technology and product lines • Complementary and overlapping customer bases 5

Two Comparable Sized Companies…

Centillium is “just the right size”
•
Large enough to provide meaningful scale
•
But small enough to be easily integrated
Size: Excellent Fit
$22.5
(3)
12.6
(3)
$30.1
18.3
Last Quarter, Annualized
(1)
Revenue
Gross Profit
$49.9
39.9
1.3
$62.9
30.8
25.0
Balance Sheet
(1)
Total Assets
Cash
(2)
Debt
(in millions)
(1) Per 10-Q for quarter ending 3/31/08.
(2) Includes cash, cash equivalents and marketable securities.
(3) Adjusted for sale of DSL business.

… with Complementary Customer Bases ... 7 The two companies have overlapping customer bases Customer Universe: Excellent Strategic Fit

(1) Excludes DSL revenue
Optical
Transport
62%
Broadband
Access
26%
Carrier Ethernet
8%
Non-Telecom
4%
2007 Revenue
$32.6 million
2007 Revenue
$15.3 million
Broadband
Access
0%
FTTP
39%
VoIP
61%
Transport
0%
Non-Telecom
0%
Carrier Ethernet
0%
(1)
•
The companies have complementary product lines with no overlap
•
Opportunity for $10.5 million synergy in COGS, R&D, G&A,
Marketing and Sales
… and Complementary Product Lines …
Product Lines:  Excellent Strategic Fit

… Focused on High Growth Markets
0
100
200
300
400
500
600
700
800
900
1000
2006 2007 2008 2009 2010
Infrastructure CPE
FTTP
VoIP
0
10
20
30
40
50
60
70
80
90
2005 2006 2007 2008 2009 2010 2011 2012
VoIP Port Shipments
(Worldwide)
FTTP Households
Connected
(Worldwide)
Source: In-Stat, December 2006 Source: Heavy Reading Worldwide FTTH Update, February 2008
Broadband Access
Carrier Ethernet
Source: Insight Research, 2008
Market Focus:  Excellent Strategic Fit
0
1
2
3
4
5
6
2005 2006 2007 2008 2009 2010 2011 2012
0
50
100
150
200
250
300
350
400
450
500
2006 2007 2008 2009 2010
Source: UBS Global Telebits 2008
Carrier Ethernet
Service Revenues
(Worldwide)
Broadband Access
Subscribers
(Worldwide)

Transaction Overview
Transaction
Consideration
•
TranSwitch will purchase Centillium in a stock and cash
transaction valued at $42.8 million at the time of
announcement
•
$15 million cash
•
25 million shares of TranSwitch stock
•
TranSwitch will have a net increase in cash of ~ $8 million after all restructuring and transactions costs
Pro Forma Ownership
•
TranSwitch shareholders retain 84% of the combined company
•
Centillium shareholders will own 16%
Anticipated Close
•
Fourth Quarter 2008
Conditions to Close
•
Centillium shareholder approval
•
Customary closing conditions

A Highly Accretive Transaction
•
Identified cost synergies of $10.5 million in 2009
•
Transaction accretive within one quarter of closing
•
Cross-selling opportunities provide additional upside
•
Integration risk is low, and can easily be mitigated

Centillium was forecast to lose $3.3 million on revenues of $34.8 million
Current Analyst Estimate for Centillium

Most recent analyst estimate for Centillium
Michael Coady (B. Riley & Co., May 13, 2008)
$
$ $ $
$ $ $ $

*Revenue and expense estimate for Centillium
Michael Coady (B. Riley & Co., May 13, 2008)
Pro Forma Centillium Post Transaction
Synergy – Cost Reductions      2,476           2,551                     2,800                       10,556
Operating Income $ 1,134      $ 1,513  $ 2,517                     $ 7,208
after Synergy
(1)
*
$ $ $ $
$ $ $ $
(1) Excludes restructuring and amortization costs.
After identified synergies, the Pro Forma Centillium should earn $7.2 million!
2,729
$ 2,044

Deal Synergies

•
Anticipated immediate realization of $10.5 million expense reductions in 2009 by:
•
Eliminating duplicative public company expenses (audit and legal fees, board compensation,
Sarbanes-Oxley compliance)
•
Reduction of facilities and occupancy costs
•
Canceling duplicative software tool licenses
•
Rationalizing redundant skill sets
•
Aligning the combined company’s product roadmap
•
Significant gross margin improvement due to added purchasing power
•
TranSwitch and Centillium use the same wafer and packaging vendors
•
Operations and logistics costs can be further rationalized
Transaction results in significant 2009 Cash Flow Accretion

•
Industry leading VoIP and PON products added to portfolio
•
Atlanta:
Internet Telephony’s 2005 Product of the Year award
analogZONE’s 2005 Best VoIP Product of the Year
•
Entropia III-C: Internet Telephony’s 2007 Product of the Year Award
•
Mustang:
Designed into two key ONU platforms for NTT’s massive FTTH deployment
•
Incremental revenue stream from established design wins
•
$22 M/yr run rate in 2008
•
Significant growth in 2009 as major carrier deployments ramp
•
Adds $8 million cash to balance sheet
•
Net of all transaction and restructuring costs
•
Talented and motivated employees with complementary skill sets
•
Development team in India
•
Strong worldwide Sales team
Attractive for TranSwitch …

Example:  Centillium is Well Positioned in Japan
•
Centillium products will be at the heart of a massive
$47 billion infrastructure upgrade in Japan
•
Over 20 million FTTH subscribers are targeted by 2010
•
The Mustang chip will be at the heart of the OKI platforms
that are being deployed
•
Already shipped several million dollars of product
•
Designed into a second vendor’s platform as well
•
Deployment set to accelerate
•
We expect a greater than 40% share starting in mid 2009
•
Potential of > $100 million in revenues over five year deployment!

•
Immediate and significant merger premium
•
Equity upside in a larger, stronger combined company
•
Significant exposure to major funded deployments worldwide
•
UK’s massive network infrastructure project with design wins at Fujitsu,
ADVA and Ericsson
•
China Telecom’s network upgrade with design wins at Alcatel
•
Korea Telecom’s network upgrade with design wins at Woorinet, Coweaver,
Neowave and Kisantel
•
BSNL’s cellular expansion with design wins at Tejas and UTL
•
AT&T / Verizon Ethernet deployments with design wins at Cisco and Adtran
Also Very Attractive for Centillium …
TranSwitch has strong organic growth potential!

Example:  TranSwitch is Well Positioned in the UK
•
TranSwitch products will be at the heart of a massive
$20 billion infrastructure project in the UK
•
Over 30 million broadband and voice lines are targeted for
upgrade by 2012
•
Etherphast-48, VTXP-48, VTXP-12, OED-155, Envoy-2GE,
OED-155 and PHAST-12N chips will be at the heart of the
Fujitsu platforms that will be deployed
•
Already shipped several million dollars of product
•
Deployment set to accelerate
•
We expect a major share of 30 million lines
•
Potential of > $100 million in revenues!

A Low Risk Transaction …

•
Integration risk is low, because TranSwitch and Centillium have many elements in common:
•
High overlap in major customers
•
Same technology and major suppliers
•
Business processes are very similar and well understood
•
Similar corporate culture
•
Centillium CEO to join TranSwitch Board
•
Risk of achieving cost synergies is minimal because:
•
More than 90% of targeted expense savings should be implemented by
March 2009
•
After the restructuring, Centillium will be breakeven at a quarterly revenue level of just $6.5 million!

Summary

•
This is a very positive transaction for both companies!
•
Combination creates a new global leader in Communications Semiconductors
•
$10.5 million of expense reduction synergies for 2009 have already been identified
•
The transaction is accretive within one quarter of closing
•
The combined company is well positioned in multiple high growth segments of the telecom market
•
TranSwitch is well
positioned
in the UK
•
Centillium is well positioned in Japan